                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549




                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For September 2, 2004


                      Distribution and Service D&S, Inc.
                    -----------------------------------------
                 (Translation of registrant's name into English)


                  Avenida Presidente Eduardo Frei Montalva 8301
             -------------------------------------------------------
                                    Quilicura
                             ----------------------
                                    Santiago
                             ----------------------
                                      Chile
                             ----------------------
                    (Address of principal executive offices)


                         Form 20-F  X       Form 40-F
                                   ---                ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes           No  X
                                     ---          ---

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THE COMPANY HEREBY INCORPORATES BY REFERENCE THIS FORM 6-K INTO ITS REGISTRATION
STATEMENT ON FORM F-3 (FILE NO. 333-117686), RELATING TO THE OFFERING BY D&S OF RIGHTS TO SUBSCRIBE SHARES OF COMMON STOCK IN THE FORM OF AMERICAN DEPOSITARY SHARES OR SHARES AND INTO THE PROSPECTUS CONTAINED THEREIN.


                                                     Santiago, September 2, 2004


Mr. Alejandro Ferreiro Yasigi
Superintendent
Superintendency of Securities and Insurance
Santiago

                                                   Ref: Report on Material Event
                                                    Securities Registry No. 0593
                                                    ----------------------------


To Whom It May Concern:

In accordance with provisions of article 9 and the second paragraph of article 10 of Law No. 18.045 and General Regulation No. 30 of this Superintendency, we hereby report the following material events of Distribucion y Servicio D&S S.A. ("D&S"):

As approved in Board Meeting number 239 held on August 31st and September 1st of 2004, it is hereby reported to this Superintendency that the Board has become informed of and has agreed upon the following:

     1. The resignation of Mr. Cristobal Lira from the position of Chief Executive Officer has been accepted.

     2. The resignation of Mr. Rodrigo Cruz Matta from the position of Company Director and member of the Auditing Committee has been accepted.

     3. Mr. Rodrigo Cruz Matta has been appointed as Legal Representative and Chief Executive Officer of the Company.

     4. Mr. Hans Eben Oyanedel, Director, has been appointed as a member of the Auditing Committee.

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Yours sincerely,


                                                    Ricardo Mendoza Vivanco
                                                    Secretary to the Board
                                                    Authorized Representative


c.c.  Santiago Stock Exchange
      Chile Electronic Stock Exchange
      Valparaiso Stock Exchange
      New York Stock Exchange (NYSE)
      Latibex, Madrid Stock Exchange

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DISTRIBUCION Y SERVICIO D&S S.A.




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                                DISTRIBUCION Y SERVICIO D&S S.A.



                                                By:  /s/ Miguel Nunez
                                                   -----------------------
                                                   Chief Financial Officer




Dated:  September 2, 2004